Exhibit 99.1

Fiverr Announces Second Quarter 2024 Results

•
Solid Q2 execution: Revenue came in above the midpoint of our guidance despite macro volatility as we continued to expand customer wallet share and drive take rate increase. We also delivered strong Adjusted EBITDA, near the top end of our guidance, and strong free cash flow as we continued to execute with strong discipline and efficiency.

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Expanding product portfolio to create strong growth catalysts: Our Summer Product Release includes the launch of a brand new profession-based catalog along with capabilities to hire talent for long-term engagement, making a major stride in expanding our direct addressable market. We also folded in a subscription-based software business through the acquisition of AutoDS, deepening our value proposition to the creator community and adding a durable revenue stream to our business with significant synergy and growth potential.

•
Optimizing capital allocation strategy to deliver shareholder value: We are committed to setting clear capital allocation priorities and creating a tangible path for delivering shareholder value. We have successfully completed the $100 million buyback program announced in April. We aim to drive a steady and measurable increase in free cash flow combined with a dynamic capital return program for the next three years.

•
Reiterating full year guidance:  Our strategy to move upmarket and push into complex services continues to unlock long-term growth opportunities for our marketplace businesses. This is complemented by our expansion into the long-term freelancer hiring space and the addition of subscription-based software to our product portfolio. As such, we are raising the bottom end of our full-year guidance for both revenue and Adjusted EBITDA to reflect recent updates.

NEW YORK, July 31, 2024 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the second quarter 2024. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“It has been an incredible past six months at Fiverr on many fronts as we navigated the dynamic macro environment and delivered profitable growth through executional excellence and focused operational discipline. In addition, we also made remarkable strides in our product evolution with the introduction of profession-based catalog and hourly contracts,” said Micha Kaufman, founder and CEO of Fiverr. “With these offerings, we look forward to becoming a more substantial partner with businesses of all sizes, for their need to engage with the flexible workforce, and significantly expand our direct addressable market. We also continue to be at the forefront of AI technology as we deepen the integration of Neo across search and order experiences on Fiverr. I’m very excited for what is still to come as we continue to innovate towards the future of work.”

 "We delivered solid results for Q2 and reiterated our full year guidance. While the SMB and freelancer hiring space remain volatile, we continue to execute with consistency and efficiency. At the same time, we are expanding our product portfolio through both organic and inorganic investments to create additional growth catalysts,” said Ofer Katz, President and CFO of Fiverr. “ We also aim to optimize our capital allocation strategy to deliver shareholder value. With strong free cash flow generation and a strong balance sheet to support capital return programs, we are paving a measurable and tangible path for steady growth in free cash flow for the next three years.”

Second Quarter 2024 Financial Highlights

•	Revenue in the second quarter of 2024 was $94.7 million, compared to $89.4 million in the second quarter of 2023, an increase of 6% year over year.
•	Active buyers[1] as of June 30, 2024 was 3.9 million, compared to 4.2 million as of June 30, 2023, a decline of 8% year over year.
•	Spend per buyer[1] as of June 30, 2024 reached $290, compared to $265 as of June 30, 2023, an increase of 10% year over year.
•	Take rate[1] for the period ended June 30, 2024 was 33.0%, up from 30.7% for the period ended June 30, 2023, an increase of 230 basis points year over year.
•
GAAP gross margin in the second quarter of 2024 was 83.1%, an increase of 60 basis points from 82.5% in the second quarter of 2023. Non-GAAP gross margin[1] in the second quarter of 2024 was 84.4%, an increase of 20 basis points from 84.2% in the second quarter of 2023.

•
GAAP net income in the second quarter of 2024 was $3.3 million, or $0.09 basic and $0.08 diluted net income per share, compared to $0.01 basic and diluted net income per share, in the second quarter of 2023.

•
Non-GAAP net income[1] in the second quarter of 2024 was $23.8 million, or $0.63 basic non-GAAP net income per share[1] and $0.58 diluted non-GAAP net income per share[1], compared to $20.0 million non-GAAP net income, or $0.53 basic non-GAAP net income per share[1] and $0.49 diluted non-GAAP net income per share[1], in the second quarter of 2023.

•	Net cash provided by operating activities in the second quarter of 2024 was $21.0 million, compared to $18.7 million in the second quarter of 2023, an increase of 11.9%.
•	Free cash flow in the second quarter of 2024 was $20.7 million, compared to $18.4 million in the second quarter of 2023, an increase of 12.5%.
•
Adjusted EBITDA[1] in the second quarter of 2024 was $17.8 million, compared to $15.3 million in the second quarter of 2023. Adjusted EBITDA margin[1] was 18.9% in the second quarter of 2024, compared to 17.1% in the second quarter of 2023.

Financial Outlook

Our Q3’24 outlook and updated full year 2024 guidance reflects the recent trends on our marketplace.

	Q3 2024	FY 2024
Revenue	$95.0 - $97.0 million	$383.0 - $387.0 million
y/y growth	3% - 5% y/y growth	6% - 7% y/y growth
Adjusted EBITDA(1)	$17.0 - $19.0 million	$69.0 - $73.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, July 31, 2024, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, around 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on X, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

Source: Fiverr International Ltd.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$188,729	$183,674
Marketable securities	182,609	147,806
User funds	156,294	151,602
Bank deposits	115,862	85,893
Restricted deposit	1,203	1,284
Other receivables	29,366	24,217
Total current assets	674,063	594,476

Long-term assets:
Marketable securities	216,911	328,332
Property and equipment, net	4,526	4,735
Operating lease right of use asset	6,393	6,720
Intangible assets, net	13,755	10,722
Goodwill	81,992	77,270
Other non-current assets	1,254	1,349
Total long-term assets	324,831	429,128

TOTAL ASSETS	$998,894	$1,023,604

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$5,368	$5,494
User accounts	145,494	142,203
Deferred revenue	12,165	11,047
Other account payables and accrued expenses	47,074	44,110
Operating lease liabilities	2,575	2,571
Total current liabilities	212,676	205,425

Long-term liabilities:
Convertible notes	456,580	455,305
Operating lease liabilities	3,882	4,482
Other non-current liabilities	4,111	2,618
Total long-term liabilities	464,573	462,405

TOTAL LIABILITIES	$677,249	$667,830

Shareholders' equity:
Share capital and additional paid-in capital	681,887	640,846
Accumulated deficit	(357,404)	(284,358)
Accumulated other comprehensive income (loss)	(2,838)	(714)
Total shareholders' equity	321,645	355,774

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$998,894	$1,023,604

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Revenue	$94,663	$89,385	$188,187	$177,341
Cost of revenue	16,024	15,632	31,472	31,298
Gross profit	78,639	73,753	156,715	146,043

Operating expenses:
Research and development	21,855	23,289	45,488	45,176
Sales and marketing	41,324	38,870	83,476	80,920
General and administrative	17,764	15,604	34,215	31,103
Total operating expenses	80,943	77,763	163,179	157,199
Operating loss	(2,304)	(4,010)	(6,464)	(11,156)
Financial income, net	8,502	4,487	15,163	7,571
Income (loss) before income taxes	6,198	477	8,699	(3,585)
Income taxes	(2,931)	(250)	(4,644)	(460)
Net income (loss) attributable to ordinary shareholders	$3,267	$227	$4,055	$(4,045)
Basic net income (loss) per share attributable to ordinary shareholders	$0.09	$0.01	$0.11	$(0.11)
Basic weighted average ordinary shares	38,089,060	37,906,971	38,422,605	37,677,180
Diluted net income (loss) per share attributable to ordinary shareholders	$0.08	$0.01	$0.10	$(0.11)
Diluted weighted average ordinary shares	38,755,863	41,192,132	39,180,421	37,677,180

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Operating Activities
Net income (loss)	$3,267	$227	$4,055	$(4,045)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,606	1,654	2,756	3,379
Exchange rate fluctuations and other items, net	55	(95)	166	(6)
Amortization of premium and accretion of discount of marketable securities, net	(1,154)	378	(2,248)	1,234
Amortization of discount and issuance costs of convertible notes	638	635	1,275	1,269
Shared-based compensation	18,438	17,630	37,458	34,349
Changes in assets and liabilities:
User funds	6,928	1,950	(4,692)	(13,956)
Operating lease ROU assets and liabilities	(177)	(164)	(275)	(412)
Other receivables	(2,197)	(1,773)	(5,173)	(2,747)
Trade payables	248	(2,569)	(580)	(6,354)
Deferred revenue	(777)	(788)	1,118	831
User accounts	(6,632)	(1,608)	3,291	13,355
Account payable, accrued expenses and other	(131)	3,141	4,134	4,699
Non-current liabilities	859	117	882	642
Net cash provided by operating activities	20,971	18,735	42,167	32,238

Investing Activities
Investment in marketable securities	-	(118,450)	(30,734)	(181,008)
Proceeds from maturities of marketable securities	68,512	108,621	108,597	162,921
Investment in short-term bank deposits	(9,000)	-	(36,238)	-
Proceeds from short-term bank deposits	2,974	58,781	6,351	58,751
Acquisition of business, net of cash acquired	(9,163)	-	(9,163)	-
Purchase of property and equipment	(309)	(367)	(687)	(695)
Capitalization of internal-use software and other	-	(8)	(20)	(13)
Net cash provided by investing activities	53,014	48,577	38,106	39,956

Financing Activities
Repurchases of common stock	(77,101)	-	(77,101)	-
Proceeds from exercise of share options	1,388	433	1,830	2,183
Tax withholding in connection with employees' options exercises and vested RSUs	441	(387)	220	(56)
Net cash provided by (used in) financing activities	(75,272)	46	(75,051)	2,127

Effect of exchange rate fluctuations on cash and cash equivalents	(58)	100	(167)	37

Increase (decrease) in cash, cash equivalents and restricted cash	(1,345)	67,458	5,055	74,358
Cash, cash equivalents and restricted cash at the beginning of period	190,074	94,789	183,674	87,889
Cash and cash equivalents at the end of period	$188,729	$162,247	$188,729	$162,247

KEY PERFORMANCE METRICS

	Twelve Months Ended June 30,
	2024	2023

Annual active buyers (in thousands)	3,888	4,222
Annual spend per buyer ($)	290	265

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$73,753	$77,457	$76,029	$78,076	$78,639	$271,418	$299,529
Add:
Share-based compensation	619	632	633	678	499	2,520	2,497
Depreciation and amortization	885	731	709	613	791	6,065	3,253
Non-GAAP gross profit	$75,257	$78,820	$77,371	$79,367	$79,929	$280,003	$305,279
Non-GAAP gross margin	84.2%	85.2%	84.6%	84.9%	84.4%	83.0%	84.5%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$227	$3,025	$4,701	$788	$3,267	$(71,487)	$3,681
Add:
Depreciation and amortization	1,654	1,321	1,287	1,150	1,606	10,185	5,987
Share-based compensation	17,630	17,557	16,792	19,020	18,438	71,755	68,698
Impairment of intangible assets	-	-	-	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	-	-	(359)	9	109	(10,613)	(359)
Convertible notes amortization of discount and issuance costs	635	635	637	637	638	2,527	2,541
Taxes on income related to non-GAAP adjustments	-	-	-	-	(71)	-	-
Exchange rate (gain)/loss, net	(108)	98	42	128	(156)	(1,141)	(131)
Non-GAAP net income	$20,038	$22,636	$23,100	$21,732	$23,831	$28,855	$80,417
Weighted average number of ordinary shares - basic	37,906,971	38,164,996	38,501,155	38,756,151	38,089,060	36,856,140	38,066,203
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.53	$0.59	$0.60	$0.56	$0.63	$0.78	$2.11

Weighted average number of ordinary shares - diluted	41,192,132	41,389,621	41,440,827	41,758,840	40,909,724	40,662,057	41,304,907
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.49	$0.55	$0.56	$0.52	$0.58	$0.71	$1.95

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income (loss)	$227	$3,025	$4,701	$788	$3,267	$(71,487)	$3,681
Add:
Financial expenses (income), net	(4,487)	(5,678)	(6,914)	(6,661)	(8,502)	(3,624)	(20,163)
Income taxes	250	308	605	1,713	2,931	577	1,373
Depreciation and amortization	1,654	1,321	1,287	1,150	1,606	10,185	5,987
Share-based compensation	17,630	17,557	16,792	19,020	18,438	71,755	68,698
Impairment of intangible assets	-	-	-	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	-	-	(359)	9	109	(10,613)	(359)
Adjusted EBITDA	$15,274	$16,533	$16,112	$16,019	$17,849	$24,422	$59,217
Adjusted EBITDA margin	17.1%	17.9%	17.6%	17.1%	18.9%	7.2%	16.4%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP research and development	$23,289	$23,490	$22,054	$23,633	$21,855	$92,563	$90,720
Less:
Share-based compensation	6,463	6,227	5,836	6,836	5,897	23,828	24,310
Depreciation and amortization	203	196	191	201	193	801	799
Non-GAAP research and development	$16,623	$17,067	$16,027	$16,596	$15,765	$67,934	$65,611

GAAP sales and marketing	$38,870	$40,521	$39,767	$42,152	$41,324	$174,599	$161,208
Less:
Share-based compensation	3,477	3,392	3,166	3,436	3,389	17,196	13,304
Depreciation and amortization	476	314	309	264	553	2,889	1,601
Acquisition related costs	-	-	-	-	-	(24)	-
Non-GAAP sales and marketing	$34,917	$36,815	$36,292	$38,452	$37,382	$154,538	$146,303

GAAP general and administrative	$15,604	$15,791	$15,816	$16,451	$17,764	$51,161	$62,710
Less:
Share-based compensation	7,071	7,306	7,157	8,070	8,653	28,211	28,587
Depreciation and amortization	90	80	78	72	69	430	334
Contingent consideration revaluation, acquisition related costs and other	-	-	(359)	9	109	(10,589)	(359)
Non-GAAP general and administrative	$8,443	$8,405	$8,940	$8,300	$8,933	$33,109	$34,148

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	FY 2022	FY 2023
			(Unaudited)			(Unaudited)	(Unaudited)
Net cash provided by operating activities	$18,735	$23,399	$27,549	$21,196	$20,971	$30,112	$83,186
Purchase of property and equipment	(367)	(223)	(135)	(378)	(309)	(1,198)	(1,053)
Capitalization of internal-use software	(8)	(44)	(3)	(20)	-	(1,000)	(60)
Free cash flow	$18,360	$23,132	$27,411	$20,798	$20,662	$27,914	$82,073

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow, as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use certain metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the third quarter of 2024 and the fiscal year ending December 31, 2024, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our long term free cash flow per share expectations, our business plans and strategy, our expectations regarding the integration of AutoDS, the growth of our business, AI services and developments, our product portfolio, our stock repurchase plan and expected shareholder value, our customer relationships and experiences, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: risks related to the acquistion of AutoDS and our ability to successfully integrate AutoDS into our business, political, economic and military instability in Israel, including related to the war in Israel; our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to achieve or maintain profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.